UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Ditech Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

93317W102

(CUSIP Number)

VADIM PERELMAN

BAKER STREET CAPITAL MANAGEMENT, LLC

1875 Century Park East, Ste 700

Los Angeles, CA 90067

(310) 246-0345

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93317W102

1	NAME OF REPORTING PERSON

BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,690,519
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,690,519
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,690,519*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.6%*
14	TYPE OF REPORTING PERSON

PN

* Includes 710,171 Shares underlying Series A Warrants and 563,506 Shares underlying Series B Warrants.

2

CUSIP No. 93317W102

1	NAME OF REPORTING PERSON

BASKERVILLE SPV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		311,857
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

311,857
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

311,857*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%*
14	TYPE OF REPORTING PERSON

PN

* Includes 131,008 Shares underlying Series A Warrants and 103,952 Shares underlying Series B Warrants.

3

CUSIP No. 93317W102

1	NAME OF REPORTING PERSON

BAKER STREET CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,002,376
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,002,376
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,376*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.8%*
14	TYPE OF REPORTING PERSON

OO

* Includes 841,179 Shares underlying Series A Warrants and 667,458 Shares underlying Series B Warrants.

4

CUSIP No. 93317W102

1	NAME OF REPORTING PERSON

BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,002,376
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,002,376
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,376*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.8%*
14	TYPE OF REPORTING PERSON

IA, OO

* Includes 841,179 Shares underlying Series A Warrants and 667,458 Shares underlying Series B Warrants.

5

CUSIP No. 93317W102

1	NAME OF REPORTING PERSON

VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,032,038
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,032,038
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,032,038*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.1%*#
14	TYPE OF REPORTING PERSON

IN

* Includes 841,179 Shares underlying Series A Warrants and 667,458 Shares underlying Series B Warrants.

# Also includes 29,662 Shares beneficially owned directly by Mr. Perelman, consisting of (i) 7,314 Shares, (ii) 12,461 Shares underlying Series A Warrants and (iii) 9,887 Shares underlying Series B Warrants.

6

CUSIP No. 93317W102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Ditech Holding Corporation, a Maryland corporation (the “Issuer”), which was known as Walter Investment Management Corp. prior to the effectiveness of the Amended Prepackaged Chapter 11 Plan of Walter Investment Management Corp. (“WAC”) and the Affiliate Co-Plan Proponents (the “Chapter 11 Plan”) on February 9, 2018. The address of the principal executive offices of the Issuer is 1100 Virginia Drive, Suite 100, Fort Washington, Pennsylvania 19034.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of the Reporting Persons is 1875 Century Park East, Ste 700, Los Angeles, California 90067.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of BSC LP, Baskerville SPV and Mr. Perelman, including the Shares underlying the Series A Warrants and Series B Warrants owned by them, were acquired in connection with the Chapter 11 Plan, which became effective on February 9, 2018, pursuant to which each share of common stock of WAC was exchanged for the following new securities of the Issuer: (i) 0.05689208 Shares, 0.09692659 Series A Warrants and (iii) 0.07690920 Series B Warrants.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 4,252,500 Shares outstanding as of February 12, 2018, which is the total number of Shares outstanding based on information received by the Reporting Persons from the Issuer on the same date.

As of the close of business on the date hereof, BSC LP beneficially owned 1,690,519 Shares, consisting of (i) 416,842 Shares, (ii) 710,171 Shares underlying Series A Warrants and (iii) 563,506 Shares underlying Series B Warrants, constituting approximately 30.6% of the Shares outstanding.

As of the close of business on the date hereof, Baskerville SPV beneficially owned 311,857 Shares, consisting of (i) 76,897 Shares, (ii) 131,008 Shares underlying Series A Warrants and (iii) 103,952 Shares underlying Series B Warrants, constituting approximately 6.9% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Perelman directly beneficially owned 29,662 Shares, consisting of (i) 7,314 Shares, (ii) 12,461 Shares underlying Series A Warrants and (iii) 9,887 Shares underlying Series B Warrants, constituting less than 1% of the Shares outstanding.

7

CUSIP No. 93317W102

 Baker Street Capital GP, as the general partner of each of BSC LP and Baskerville SPV, may be deemed to beneficially own the 2,002,376 Shares beneficially owned in the aggregate by BSC LP and Baskerville SPV, constituting approximately 34.8% of the Shares outstanding. Baker Street Capital Management, as the investment manager of each of BSC LP and Baskerville SPV, may be deemed to beneficially own the 2,002,376 Shares beneficially owned in the aggregate by BSC LP and Baskerville SPV, constituting approximately 34.8% of the Shares outstanding. Mr. Perelman, as the managing member of each of Baker Street Capital GP and Baker Street Capital Management, may be deemed to beneficially own the 2,002,376 Shares beneficially owned in the aggregate by BSC LP and Baskerville SPV, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 2,032,038 Shares, constituting approximately 35.1% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)               By virtue of their respective positions with BSC LP, each of Baker Street Capital GP, Baker Street Capital Management and Mr. Perelman may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly beneficially owned by BSC LP.

By virtue of their respective positions with Baskerville SPV, each of Baker Street Capital GP, Baker Street Capital Management and Mr. Perelman may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly beneficially owned by Baskerville SPV.

Mr. Perelman has the sole power to vote and dispose of the Shares directly beneficially owned by him.

(c)       Other than in connection with the effectiveness of the Chapter 11 Plan on February 9, 2018, there have been no transactions in the securities of the Issuer during the past sixty days by the Reporting Persons. Pursuant to the effectiveness of the Chapter 11 Plan, each share of common stock of WAC was exchanged for the following new securities of the Issuer: (i) 0.05689208 Shares, 0.09692659 Series A Warrants and (iii) 0.07690920 Series B Warrants.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to the effectiveness of the Chapter 11 Plan, each share of common stock of WAC was exchanged for the following new securities of the Issuer: (i) 0.05689208 Shares, 0.09692659 Series A Warrants and (iii) 0.07690920 Series B Warrants. The Series A Warrants are exercisable on a cash or cashless basis at an exercise price of $20.63 per Share and expire on February 9, 2028 at 5:00 p.m., New York City time. The Series B Warrants are exercisable on a cash or cashless basis at an exercise price of $28.25 per Share and expire on February 9, 2028 at 5:00 p.m., New York City time.

Following the effectiveness of the Chapter 11 Plan, (i) BSC LP owned 710,171 Series A Warrants and 563,506 Series B Warrants, (ii) Baskerville SPV owned 131,008 Series A Warrants and 103,952 Series B Warrants and (iii) Mr. Perelman owned 12,461 Series A Warrants and 9,887 Series B Warrants.

8

CUSIP No. 93317W102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital GP, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BASKERVILLE SPV, L.P.

By:	Baker Street Capital GP, LLC General Partner

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL GP, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

9